Exhibit 99.11
SPECIFICATIONS PAGE

TYPE OF CONTRACT/CERTIFICATE:	[QUALIFIED]	MATURITY DATE	[8/1/2032]

CONTRACT/CERTIFICATE DATE:	[8/1/2009]	MAXIMUM MATURITY DATE	[8/1/2052]

PAYMENT:	[$250,000]	CONTRACT/CERTIFICATE NUMBER	[000111]

OWNER:	[DOROTHY HANCOCK]	ISSUE STATE:	[MA]

CO-OWNER:	[JAMES DOE]	OWNER’S AGE	[52]

ANNUITANT	[JOHN HANCOCK]	ANNUITANT’S AGE	[52]

CO-ANNUITANT	[NON APPLICABLE]

Initial Guarantee Period	Initial Guaranteed Interest Rate	Initial Guarantee Period
Expiration Date
[3 Years]	[3.95%]	[8/1/2012]

ADJUSTMENT FACTOR		[0.25%]

ANNUAL FEE		[$50]

PARTIAL WITHDRAWAL LIMITATIONS:

MINIMUM PARTIAL WITHDRAWAL AMOUNT		[$1000]
MINIMUM ACCOUNT VALUE AFTER PARTIAL WITHDRAWAL		[$5000]

PAYMENT LIMITATIONS:

MINIMUM PAYMENT		[$10,000]

MAXIMUM PAYMENT		[$1,000,000]
[THIS CONTRACT/CERTIFICATE IS INTENDED FOR ISSUES AS TO A TAX-QUALIFIED RETIREMENT PLAN UNDER THE INTERNAL REVENUE CODE FOR TAX-FAVORED STATUS. UNLESS OTHERWISE REQUIRED TO QUALIFY FOR SUCH STATUS, LANGUAGE IN THIS CONTRACT/CERTIFICATE REFERRING TO FEDERAL TAX STATUS OR RULES IS INFORMATIONAL AND INSTRUCTIONAL. SUCH LANGUAGE IS NOT SUBJECT TO APPROVAL OR DISAPPROVAL BY THE STATE IN WHICH THE CONTRACT/CERTIFICATE IS ISSUED FOR DELIVERY. PLEASE SEEK THE ADVICE OF YOUR OWN TAX ADVISOR REGARDING YOUR INDIVIDUAL TAX TREATMENT.]

SPEC-MVA09 ed.LC (ed. 4/11)	S.1	FL

TABLES OF WITHDRAWAL CHARGE PERCENTAGES:
APPLICABLE TO ACCOUNT VALUE DURING THE INITIAL GUARANTEE PERIOD:

	CONTRACT/CERTIFICATE YEAR AT TIME OF WITHDRAWAL

GUARANTEE PERIOD	1	2	3	4	5	6	7	8	9	10
[1 Year	0%
2 Year	0%	0%
3 Year	7%	7%	6%
4 Year	7%	7%	6%	6%
5 Year	7%	7%	6%	6%	5%
6 Year	7%	7%	6%	6%	5%	5%
7 Year	7%	7%	6%	6%	5%	5%	4%
8 Year	7%	7%	6%	6%	5%	5%	4%	3%
9 Year	7%	7%	6%	6%	5%	5%	4%	3%	2%
10 Year]	7%	7%	6%	6%	5%	5%	4%	3%	2%	1%
SECTION 627.4554(9), OF THE FLORIDA STATUTES RESTRICTS THE MAXIMUM PERIOD THAT A WITHDRAWAL CHARGE MAY APPLY UNDER ANY CONTRACT ISSUED TO A CONSUMER AGED 65 YEARS OR OLDER TO TEN CONTRACT YEARS. THEREFORE THE APPLICATION OF THE WITHDRAWAL CHARGES TO 1) THE INITIAL GUARANTEE PERIOD (FROM THE CHART ABOVE), AND 2) ANY SUBSEQUENT GUARANTEE PERIOD(S) SELECTED (FROM THE CHART BELOW), WHEN COMBINED, WILL NOT EXCEED TEN CONTRACT YEARS.
APPLICABLE TO ACCOUNT VALUE DURING ANY SUBSEQUENT GUARANTEE PERIOD:

	NUMBER OF COMPLETE CONTRACT/CERTIFICATE YEARS SINCE THE COMMENCEMENT OF ANY
	SUBSEQUENT GUARANTEE PERIOD AT THE TIME OF WITHDRAWAL

GUARANTEE PERIOD	0	1	2	3	4	5	6	7	8	9
1 Year	0%
2 Year	0%	0%
3 Year	5%	5%	4%
4 Year	5%	5%	4%	4%
5 Year	5%	5%	4%	4%	3%
6 Year	5%	5%	4%	4%	3%	3%
7 Year	5%	5%	4%	4%	3%	3%	2%
8 Year	5%	5%	4%	4%	3%	3%	2%	1%
9 Year	5%	5%	4%	4%	3%	3%	2%	1%	0%
10 Year	5%	5%	4%	4%	3%	3%	2%	1%	0%	0%

SPEC-MVA09 ed.LC (ed. 4/11)	S.2	FL

BENEFICIARY INFORMATION
Beneficiary(ies) is as designated by you as of the Contract/Certificate Date, unless otherwise changed per the provisions of the Contract/Certificate.

Beneficiary(s)	[John Doe]

Contingent Beneficiary(s)	[Jane Doe.]

SPEC-MVA09 ed.LC (ed. 4/11)	S.3	FL